Form N-SAR
Sub-Item 77Q1(g)


Nuveen Large Cap Growth Fund

a Series of Nuveen Investment Trust (the  Trust )


811-07619


On October 13, 2017 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen Large Cap Growth Opportunities Fund, a series of Nuveen Investment Funds, Inc. were transferred to the Nuveen Large Cap Growth Fund, a series of the Trust. The circumstances and details of the reorganization as well as a form of copy of the Agreement and Plan of Reorganization (Appendix
I) are contained in the filing on June 27, 2017, under Conformed Submission Type Form 497, accession number 0001193125-17-
214761, which materials are herein incorporated by reference.